Exhibit 99.2

GETTY COPPER INC.

Symbol “GTC” TSX Venture Exchange

NEWS RELEASE
JOINT VENTURE NEGOTIATIONS TERMINATED

Vancouver, BC, December 29, 2010: Getty Copper Inc. (TSX-V: “GTC”) announced today that negotiations with China based ZGSTG in furtherance of the proposed joint venture reflected in the letter of intent announced September 15, 2010 have terminated on account of the parties being unable to reach consensus on the formal agreement terms. Getty expects to receive and announce the results of the Titan 24 geophysical survey which was carried out on the Getty North and South properties by Quantec Geoscience during the November/December period in the next few weeks. The termination of negotiations is not the result of any advance information about the survey results. Getty will issue ZGSTG shares at $0.30 to compensate ZGSTG for paying for the Quantec geophysical study upon receipt of data and relevant legal documentation.

Getty is a Vancouver based company focussing efforts on advancing its 200 square kilometre copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant pre-feasibility study over the two known copper deposits which cover less than 10% of the property area. The pre-feasibility study suggests that the Getty deposits would have robust economics at current spot copper prices

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIChemE, President and COO

For further information please contact:

Dr. Corby G. Anderson QP CEng FIChemE
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements" in connection with the likelihood of completion of a private placement. Any statement about a future event is inherently uncertain and completion of any financing is subject to a number of conditions including regulatory and the state of capital markets. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) has reviewed, nor do they accept responsibility for the adequacy or accuracy of, this release.